

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 21, 2016

David R. Brooks
Chairman and Chief Executive Officer
Independent Bank Group, Inc.
1600 Redbud Boulevard, Suite 400
McKinney, TX 75069-3257

   Re: **Independent Bank Group, Inc.**
      Registration Statement on Form S-3
      Filed December 16, 2016
      File No. 333-215137

Dear Mr. Brooks:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 with any questions.

               Sincerely,

               /s/ Era Anagnosti

               Era Anagnosti
               Legal Branch Chief
               Office of Financial Services

cc: Joseph A. Hoffman, Esq.
    Andrews Kurth Kenyon LLP